eBay Inc. 2065 Hamilton Avenue San Jose, CA 95125

August 4, 2011

Via EDGAR and Fax (202-772-9202)

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington D.C. 20549

Attention:    Mr. Christopher Owings

Mr. Andrew D. Mew
Ms. Donna Di Silvio
Mr. Milwood Hobbs
Ms. Angie Kim
Ms. Mara L. Ransom

Re:	eBay Inc.

    Form 10-K for the Fiscal Year Ended December 31, 2010

    Filed January 28, 2011

    Form 10-Q for the Quarterly Period Ended March 31, 2011

    Filed April 29, 2011

    Definitive Proxy Statement on Schedule 14A

    Filed March 21, 2011

    File No. 000-24821

Ladies and Gentlemen:

Thank you for your letter dated July 26, 2011 addressed to eBay Inc. (the “Company”) setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the documents listed above.

To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which are reproduced in italics below. Our responses follow each comment.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business, page, 1

Overview, page 1

1.	We note your response to comment two in our letter dated June 13, 2011 and your disclosure in Note 6 to your consolidated financial statements. Please provide total assets for each segment or tell us where this disclosure is located in your filing. Please see Item 101(b) of Regulation S-K.

Securities and Exchange Commission

August 4, 2011

Company response:

We have not disclosed total assets for each segment in our filing because segment asset information is not reviewed by our Chief Operating Decision Maker, which is our Chief Executive Officer (“CEO”), or presented to our Board of Directors as such information is not used to allocate resources or assess performance at the segment level. As a result, we do not maintain segment-level asset information in our management or corporate financial reporting systems. In future filings on Form 10-K, we will make additional disclosures to clarify that we do not disclose total assets by segment because such information is not reviewed by the Company’s Chief Operating Decision Maker.

Definitive Proxy Statement on Schedule 14A

Nominees for Election for a Three-Year Term Expiring at Our 2014 Annual Meeting, page 17

2.	We note your response to comment 12 in our letter dated June 13, 2011 and your proposed disclosure in Exhibit A of your response letter dated June 27, 2011. Please also provide us your proposed revisions for Messrs. Cook, Ford and Tierney or tell us why you believe this is unnecessary. Please see Item 401(e)(1) of Regulation S-K.

Company response:

We respectfully submit that the information concerning the above-named individuals is complete and in compliance with Item 401(e)(1) of Regulation S-K. Mr. Ford’s principal occupation is as the Executive Chairman of Ford Motor Company, which is an executive officer position. As indicated in our Proxy Statement for the 2011 annual meeting of stockholders (the “2011 Proxy Statement”), Mr. Ford has been in that position since September 2006; prior to that, he was the Chief Executive Officer of Ford Motor Company from October 2001 to September 2006. As indicated in our 2011 Proxy Statement, Mr. Tierney is the Chairman of the Board of The Bridgespan Group, and has been in that position since 1999. In addition to the proposed revisions previously submitted with our June 27, 2011 response letter, we will also revise Mr. Cook’s biography to reflect that he has been the Chairman of the Executive Committee of the Board of Directors of Intuit since August 1998. Attached as Exhibit A is an example of how Mr. Cook’s revised biography would have appeared had those revisions been made in our 2011 Proxy Statement (new text is underscored).

Compensation Discussion and Analysis, page 31

Elements of Compensation/Executive Compensation Practices, page 38

Equity Incentive Awards, page 42

3.	We note your response to comment 13 in our letter dated June 13, 2011 that “[i]n future filings…[you] will include the eIP component related to individual performance in a separate row under the Grant of Plan Based Awards Table. In the new row for eIP grants for individual performance, [you] will identify a target and a maximum.” We further note your response stating “[i]n future filings, [you] will revise the disclosure in the Summary Compensation Table to move the portion of the eIP payout related to individual performance from the Bonus column to the Non-Equity Incentive Plan column.” Before making these future revisions and with a view to understanding how this element of compensation should be disclosed the Summary Compensation Table, please explain:

•	the process associated with establishing the “target” and “maximum” amounts;

•

the performance criteria used in determining whether the “target” and “maximum” amount is achieved and, if different, the goals that you communicate to your named executive officers at the beginning of the year; and

Securities and Exchange Commission

August 4, 2011

•	the level of discretion exercised when assessing the ultimate funding of the individual performance component.

Please see Question 119.02 in the Compliance and Disclosure Interpretations relating to Regulation S-K, located at our website.

Company response:

The target eIP amounts are based on a percentage of annual base salary that ranges from 75-100% for the named executive officers other than the Company’s CEO, and 160% for the CEO. The potential eIP payouts are allocated 75% to company performance and 25% to individual performance, and no payouts for individual performance are made under the eIP unless the objective threshold company performance goals are achieved. Assuming the objective threshold company performance goals are achieved, of the 25% of the potential eIP payout that is allocated to individual performance, the amounts actually paid have a target of 100% and a maximum of 200%. As a result, the establishment of the target and maximum eIP payouts for individual performance is purely formulaic (i.e., 100% and 200%, respectively, of the 25% allocated to individual performance, which 25% is based on the target eIP amounts of 75-100% or 160% targets of annual base salary for such executive officer as described above). For example, assuming an executive officer’s annual base salary is $600,000 and her total eIP target is 100% of her annual base salary, her individual performance eIP target is $150,000 (25% of $600,000), the threshold payout for individual performance is $127,500 (85% of $150,000) and the maximum payout for individual performance is $300,000 (200% of the eIP target of $150,000).

As noted in our prior response letter, while performance goals are communicated to the executive officers at the beginning of the year, the ultimate decision on the amount of the eIP payout for individual performance is discretionary and there is no weighting of particular goals. Individual performance is evaluated by the Compensation Committee on a subjective and qualitative basis and the particular executive officer is given an overall rating which ranges from “does not meet [expectations/goals],” in which case no payout is made, to “exceeds most [expectations/goals],” in which case the maximum payout (i.e., 200% of target) is made.

Given the discretionary nature of the eIP payouts for individual performance, we have historically reported the amounts in the bonus column of the Summary Compensation Table. However, in future filings, we intend to report these payouts under the Non-Equity Incentive Plan Compensation column because there is no payout for individual performance unless the objective threshold company performance goals are achieved. Attached as Exhibit B is a revised version of the Grant of Plan Based Awards Table as it would have appeared had these revisions been made in our 2011 proxy statement (new text is underscored and deleted text is shown as a strike-through).

*      *      *

Securities and Exchange Commission

August 4, 2011

In the instances indicated above, we believe that revisions in response to Staff’s comments will enhance our disclosure. However, we believe that the filings in question substantially comply with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder and generally accepted accounting principles. Accordingly, we respectfully request that the Staff permit any additional or revised disclosure to be made in our future filings, as specifically indicated above.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss any of our responses at your convenience. Accordingly, if there is anything we can do to facilitate your review, please do not hesitate to contact the undersigned at (408-967-3230). In addition, you are welcome to contact any of the following lawyers at Sidley Austin LLP: Sharon Flanagan (415-772-1271), Gary Gerstman (312-853-2060) or Eric Haueter (415-772-1231).

Very truly yours,

eBay Inc.

By:	/s/ Phillip P. DePaul
Name:	Phillip P. DePaul
Title:	Vice President, Chief Accounting Officer

EXHIBIT A

Scott D. Cook

Scott D. Cook, age 58, has served as a director of eBay since June 1998. Mr. Cook is the founder of Intuit Inc., a maker of business and financial management technology solutions, including Quickbooks, Quicken and TurboTax. Mr. Cook has been a director of Intuit since March 1984 and ~~is currently~~ has been the Chairman of the Executive Committee of the Board of Directors of Intuit since August 1998. From March 1993 to July 1998, Mr. Cook served as Chairman of the Board of Directors of Intuit. From March 1984 to April 1994, Mr. Cook served as President and Chief Executive Officer of Intuit. Mr. Cook also serves on the Board of Directors of The Procter & Gamble Company, The Asia Foundation and The Intuit Scholarship Foundation. Mr. Cook holds a B.A. degree in Economics and Mathematics from the University of Southern California and an M.B.A. degree from the Harvard Business School.

A-1

EXHIBIT B

GRANTS OF PLAN-BASED AWARDS

The following table sets forth for the fiscal year ended December 31, 2010, certain information regarding grants of plan-based awards to each of our named executive officers.

Name		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value ($)(3)
	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
John J. Donahoe	3/1/2010	—	—	—	—	—	—	—	500,000	$23.88	$3,735,000
	3/1/2010	—	—	—	—	—	—	125,000	—	23.88	2,985,000
eIP – company performance(4)	N/A	$552,404	$1,104,808	$2,209,615	—	—	—	—	—	—	—
eIP – individual performance(5)	N/A	313,029	368,269	736,538	—	—	—	—	—	—	—
PBRSUs (second 12 months of 2009-2010 performance period)	3/1/2010	—	—	—	23,211	46,422	111,413	—	—	—	1,108,545
PBRSUs (first 12 months of 2010-2011 performance period)					31,250	62,500	150,000				1,492,500

Robert H. Swan	3/1/2010	—	—	—	—	—	—	—	250,000	23.88	1,867,500
	3/1/2010	—	—	—	—	—	—	62,500	—	23.88	1,492,500
eIP – company performance(4)	N/A	288,227	576,454	1,152,909	—	—	—	—	—	—	—
eIP – individual performance(5)	N/A	163,329	192,152	384,303	—	—	—	—	—	—	—
PBRSUs (second 12 months of 2009-2010 performance period)	3/1/2010	—	—	—	4,375	8,750	21,000	—	—	—	208,950
PBRSUs (first 12 months of 2010-2011 performance period)					15,625	31,250	75,000				746,250

Scott Thompson	3/1/2010	—	—	—	—	—	—	—	175,000	23.88	1,307,250
	3/1/2010	—	—	—	—	—	—	43,750	—	23.88	1,044,750
	10/8/2010	—	—	—	—	—	—	240,000	—	24.61	5,906,400
eIP – company performance(4)	N/A	240,577	481,154	962,308	—	—	—	—	—	—	—
eIP – individual performance(5)	N/A	136,327	160,385	320,769	—	—	—	—	—	—	—
PBRSUs (second 12 months of 2009-2010 performance period)	3/1/2010	—	—	—	3,750	7,500	18,000	—	—	—	179,100
PBRSUs (first 12 months of 2010-2011 performance period)	3/1/2010	—	—	—	10,938	21,875	52,500	—	—	—	522,375

Lorrie M. Norrington	3/1/2010	—	—	—	—	—	—	—	150,000	23.88	1,120,500
	3/1/2010	—	—	—	—	—	—	37,500	—	23.88	895,500
eIP – company performance(4)	N/A	259,327	518,654	1,037,307	—	—	—	—	—	—	—

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Name		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value ($)(3)
	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
eIP – individual performance(5)	N/A	148,090	174,223	348,446	—	—	—	—	—	—	—
PBRSUs (second 12 months of 2009-2010-	3/1/2010	—	—	—	3,750	7,500	18,000	—	—	—	179,100
performance period)(46)
PBRSUs (first 12 months of 2010-2011 performance period)(45)	3/1/2010	—	—	—	9,375	18,750	45,000	—	—	—	447,750

Elizabeth L. Axelrod	3/1/2010	—	—	—	—	—	—	—	150,000	23.88	1,120,500
	3/1/2010	—	—	—	—	—	—	37,500	—	23.88	895,500
eIP – company performance(4)	N/A	139,895	279,790	559,579	—	—	—	—	—	—	—
eIP – individual performance(5)	N/A	79,274	93,263	186,526	—	—	—	—	—	—	—
PBRSUs (second 12 months of 2009-2010 performance period)	3/1/2010	—	—	—	2,813	5,625	13,500	—	—	—	134,325
PBRSUs (first 12 months of 2010-2011 performance period)	3/1/2010	—	—	—	9,375	18,750	45,000	—	—	—	447,750

Mark T. Carges	3/1/2010	—	—	—	—	—	—	—	100,000	23.88	747,000
	3/1/2010	—	—	—	—	—	—	25,000	—	23.88	597,000
eIP – company performance(4)	N/A	158,176	316,352	632,704	—	—	—	—	—	—	—
eIP – individual performance(5)	N/A	89,633	105,450	210,901	—	—	—	—	—	—	—
PBRSUs (second 12 months of 2009-2010 performance period)	3/1/2010	—	—	—	3,438	6,875	16,500	—	—	—	164,175
PBRSUs (first 12 months of 2010-2011 performance period)	3/1/2010	—	—	—	6,250	12,500	30,000	—	—	—	298,500

~~(1)~~	~~The amounts shown reflect estimated payouts for the fiscal year ended December 31, 2010 under the eIP for the portion of the award payable based on the company’s performance. The amounts shown in the column entitled “Threshold” reflect the minimum payment levels if the minimum revenue, net income, net promoter score improvement and employee engagement improvement thresholds have been met, which are 50% of the amounts shown under the column entitled “Target,” and the amounts shown in the column entitled “Maximum” are 200% of the amounts shown under the column entitled “Target.” Actual payouts to our named executive officers under the eIP for the fiscal year ended December 31, 2010 based on the company’s performance are reflected in the column entitled “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table above.~~
(1)	In 2010, total annual target incentive amounts under the eIP for the named executive officers were 160% of base salary for Mr. Donahoe, 100% of base salary for each of Mr. Swan, Mr. Thompson and Ms. Norrington and 75% of base salary for each of Ms. Axelrod and Mr. Carges. In 2010, the total annual target incentive amounts for the named executive officers were allocated 75% to company performance and 25% to individual performance. No funding occurs for the individual performance component of the eIP unless the minimum thresholds for both company-wide revenue and non-GAAP net income for 2010 are met; in 2010, these thresholds were met.

B-2

(2)	The amounts shown reflect estimated payouts of performance-based restricted stock units (“PBRSUs”) for (a) the second 12 months of the 2009-2010 performance period and (b) the first 12 months of the 2010-2011 performance period. For each performance period: (a) the amounts shown in the column entitled “Threshold” reflect the awards if both the minimum revenue and operating margin thresholds have been met (and reflect the lowest return on invested capital modifier), which are 50% of the amounts shown under the column entitled “Target;” and (b) the amounts shown in the column entitled “Maximum” reflect the awards if the maximum revenue and operating margin amounts are met (and reflect the maximum return on invested capital modifier) and are 240% of the amounts shown under the column entitled “Target.”
(3)	Reflects the aggregate grant date fair value of the awards, computed in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718, Compensation-Stock Compensation (formerly Statement of Financial Accounting Standards No. 123R). We calculated the estimated fair value of each stock award using the fair value of our common stock on the date of the grant. The estimated fair value of performance-based restricted stock units is based on the probable outcome of the performance conditions on the date that each award was communicated to each of our named executive officers for the 2010 performance period and the fair value of our common stock on that date. We calculated the estimated fair value of each option award on the date of grant using a modified Black-Scholes option pricing model. The weighted-averages of the assumptions used during 2010 were: risk-free interest rate of 1.81%; expected life of 4.23 years; no dividend yield; and expected volatility of 35.56%. Our computation of expected volatility was based on a combination of historical and market-based implied volatility from traded options on our stock. Our computation of expected life was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules, and expectations of future employee behavior. The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.
(4)	The amounts shown reflect estimated payouts for the fiscal year ended December 31, 2010 under the eIP for the portion of the award payable based on the company’s performance. The amounts shown in the column entitled “Threshold” reflect the minimum payment levels if the minimum revenue, net income, net promoter score improvement and employee engagement improvement thresholds have been met, which are 50% of the amounts shown under the column entitled “Target,” and the amounts shown in the column entitled “Maximum” are 200% of the amounts shown under the column entitled “Target.” Actual payouts to our named executive officers under the eIP for the fiscal year ended December 31, 2010 are reflected in the column entitled “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table above.
(5)	The amounts shown reflect estimated payouts for the fiscal year ended December 31, 2010 under the eIP for the portion of the award payable based on individual performance. No payout for individual performance occurs under the eIP for individual performance unless the minimum thresholds for both company-wide revenue and non-GAAP net income are met. The amounts shown in the column entitled “Target” reflect 100% of the target award for individual performance, the amounts shown in the column entitled “Threshold” are 85% of the amounts shown under the column entitled “Target” and the amounts shown in the column entitled “Maximum” are 200% of the amounts shown under the column entitled “Target.” Actual payouts to our named executive officers under the eIP for the fiscal year ended December 31, 2010 are reflected in the column entitled “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table above.
(6)	The amounts shown reflect estimated payouts (as described in footnote 2 above) on the date of the grant. Pursuant to the terms of the Separation Agreement, the company agreed to vest the remaining one-half of Ms. Norrington’s performance-based restricted stock units earned in the 2009-2010 performance period based on actual 2009 performance and target 2010 performance.

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